Exhibit 99.1

Yunji Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

Hangzhou, CHINA, March 24, 2020 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20191.

Fourth Quarter 2019 Highlights

●	GMV[2] in the fourth quarter of 2019 increased by 36.1% year over year to RMB11.0 billion (US$1.6 billion) from RMB8.1 billion in the same period of 2018 as a result of the Company’s effective merchandising, which helped to further increase its competitive differentiation. GMV related to marketplace revenues was RMB5.0 billion (US$ 0.7 billion) in the fourth quarter of 2019, compared with nil in the same period of 2018.

●	Total revenues in the fourth quarter of 2019 were RMB2,449.4 million (US$351.8 million), compared with RMB4,465.9 million in the same period of 2018, primarily due to an increase in the proportion of the Company’s business contributed from its marketplace business, which recognizes revenue on a net basis. Revenues generated from the marketplace business grew significantly, along with the continued strong growth in GMV related to marketplace business. The marketplace business also continued to generate higher commission rates.

●	Transacting members[3] in the twelve months ended December 31, 2019, increased by 57.4% year over year to 9.6 million from 6.1 million in the twelve months ended December 31, 2018.

●	Cumulative members[4] as of December 31, 2019 increased by 12.3% to 13.8 million from 12.3 million as of September 30, 2019.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “During 2019, we improved our business management capabilities while upgrading our merchandising strategies. Notably, our distinctive focus on empowering emerging brands with our platform resources helped to further differentiate our merchandising mix, bolster our core value proposition for members, and accelerate the growth in number of transactions on our platform. Beyond these improvements, we are quite pleased to see that our financial and operational situations have begun to stabilize. Although our business is experiencing some short-term impacts from COVID-19 outbreak, we are working with a number of leading manufacturers and emerging brands to ensure the daily supply of essential products and groceries to our members.”

“In the fourth quarter of 2019, in addition to our improved margins, we narrowed our net loss by 42.6%, and increased our adjusted net income by 174.1% year over year in the period. We achieved an adjusted net income for the full year of 2019, compared with an adjusted net loss in 2018. Notably, our gross margin improved to 24.3% in the fourth quarter of 2019, compared to 18.1% in the same period of 2018, which was primarily due to our ongoing optimization of brand curation and merchandise offerings, and our continuous efforts to improve our operating efficiency, as well as our ability to facilitate more cost-effective transactions on our platform. Importantly, such achievements further illustrate the good progress we are making along the path towards healthy profitability.” said Mr. Chen Chen, Chief Financial Officer of Yunji.

Fourth Quarter 2019 Unaudited Financial Results

Total revenues were RMB2,449.4 million (US$351.8 million), compared with RMB4,465.9 million in the same period of 2018, which was primarily due to a decrease in revenues from sales of merchandise as a result of an increase in the proportion of the Company’s business contributed from its marketplace business. Revenues generated on the marketplace business are recognized on a net basis and contributed to marketplace revenues, while revenues generated from merchandise sales are recognized on a gross basis and contributed to sales of merchandise, net.

●	Revenues from sales of merchandise, net decreased by 39.6% to RMB2,124.6 million (US$305.2 million) from RMB3,517.2 million in the same period of 2018. The decrease was due to an increase in the proportion of the Company’s business contributed from its marketplace business as the Company continued to refine its resource allocation plan to further improve the operational efficiencies of its merchandise sales, marketplace business, and merchants on the platform, partially offset by positive revenue impact of the decrease of estimated refunds payable to members7.

●	Revenues from the membership program decreased by 84.3% to RMB145.9 million (US$21.0 million) from RMB930.2 million in the same period of 2018, as the Company refined its membership enrollment system by providing users with alternative paths to achieve membership status in order to facilitate further business expansion. Alternative paths to achieve membership status include purchasing gift packages or meeting certain other requirements.

●	Revenues from the marketplace business were RMB169.2 million (US$24.3 million), compared with nil in the same period of 2018, as the Company continued to increase its investments in attracting more popular brands and merchants onto its platform after launching the marketplace business in the first quarter of 2019 and its marketplace business continued to generate higher commission rates.

●	Other revenues decreased by 47.8% to RMB9.7 million (US$1.4 million) from RMB18.5 million in the same period of 2018.

Total costs of revenues decreased by 49.3% to RMB1,854.9 million (US$266.4 million), or 75.7% of total revenues, from RMB3,659.0 million, or 81.9% of total revenues, in the same period of 2018. This decrease was mainly attributable to the decline in merchandise sales, which recognize revenues on a gross basis.

Total operating expenses were RMB662.4 million (US$95.1 million), compared with RMB804.4 million in the same period of 2018.

●	Fulfillment expenses decreased by 48.0% to RMB194.5 million (US$27.9 million), or 7.9% of total revenues, from RMB373.9 million, or 8.4% of total revenues, in the same period of 2018. The decrease was mainly due to reduced warehousing and logistics expenses, resulting from lower merchandise sales, improved logistics efficiency, and decreased third-party payment transaction fees due to lower commission rates, which was partially offset by increased personnel costs.

●	Sales and marketing expenses decreased by 10.9% to RMB306.5 million (US$44.0 million), or 12.5% of total revenues, from RMB343.8 million, or 7.7% of total revenues, in the same period of 2018. The decrease was mainly due to the reduction in member management fees, resulting from improvements in member management efficiency, which was partially offset by an increase in business promotion expenses, resulting from the rise in business development activities for the Company to attract more popular brands and merchants to its marketplace business.

●	Technology and content expenses increased by 39.8% to RMB74.9 million (US$10.8 million), or 3.1% of total revenues, from RMB53.6 million, or 1.2% of total revenues, in the same period of 2018, which was mainly due to increased personnel costs, resulting from an increased headcount in research and development.

●	General and administrative expenses increased by 160.8% to RMB86.5 million (US$12.4 million), or 3.5% of total revenues, from RMB33.2 million, or 0.7% of total revenues, in the same period of 2018, which was mainly due to: (i) increased personnel costs, resulting from an increased number of general and administrative employees and an increased amount of bonuses paid; and (ii) increased share-based compensation expenses due to new grant share-based awards.

Loss from operations was RMB54.4 million (US$7.8 million), compared with an income from operations of RMB2.5 million in the same period of 2018.

Net loss was RMB4.9 million (US$0.7 million), compared with RMB8.6 million in the same period of 2018.

Adjusted net income5 was RMB25.3 million (US$3.6 million), compared with RMB9.2 million in the same period of 2018.

Basic and diluted net loss per share attributable to ordinary shareholders was RMB0.002 (US$0.0003), compared with RMB0.60 in the same period of 2018.

Fiscal Year 2019 Unaudited Financial Results

Total revenues were RMB11,672.0 million (US$1,676.6 million), compared with RMB13,015.2 million in the full year of 2018, which was primarily due to the same factors that led to the quarterly decrease.

●	Revenues from sales of merchandise, net decreased by 7.4% to RMB10,548.3 million (US$1,515.2 million) from RMB11,388.4 million in the full year of 2018. The decrease was due to the same factors that led to the quarterly decrease[7].

●	Revenues from the membership program decreased by 50.0% to RMB776.8 million (US$111.6 million) from RMB1,552.4 million in the full year of 2018, which was due to the same factors that led to the quarterly decrease.

●	Revenues from the marketplace business were RMB311.9 million (US$44.8 million), compared with nil in the full year of 2018, which was due to the same factors that led to the quarterly increase.

●	Other revenues decreased by 53.0% to RMB34.9 million (US$5.0 million) from RMB74.4 million in the full year of 2018.

Total costs of revenues decreased by 13.6% to RMB9,249.5 million (US$1,328.6 million), or 79.2% of total revenues, from RMB10,706.6 million, or 82.3% of total revenues, in the full year of 2018. This decrease was mainly attributable to the same factors that led to the quarterly decrease.

Total operating expenses were RMB2,746.0 million (US$394.4 million), compared with RMB2,408.0 million in the full year of 2018.

●	Fulfillment expenses decreased by 16.9% to RMB965.9 million (US$138.7 million), or 8.3% of total revenues, from RMB1,162.1 million, or 8.9% of total revenues, in the full year of 2018. The decrease was mainly due to reduced warehousing and logistics expenses, resulting from lower merchandise sales and improved logistics efficiency, which was partially offset by an increase in personnel costs.

●	Sales and marketing expenses increased by 24.3% to RMB1,187.5 million (US$170.6 million), or 10.2% of total revenues, from RMB955.1 million, or 7.3% of total revenues, in the full year of 2018, mainly due to: (i) increased member management fees, resulting from an expanded membership base; (ii) increased business promotion expenses, resulting from increased business development activities for the Company to attract more popular brands and merchants to its marketplace business; (iii) increased share-based compensation expenses due to new grant share-based awards; and (iv) increased personnel costs, resulting from an increased headcount in sales and marketing.

●	Technology and content expenses increased by 119.4% to RMB315.2 million (US$45.3 million), or 2.7% of total revenues, from RMB143.6 million, or 1.1% of total revenues, in the full year of 2018, which was mainly due to: (i) increased personnel costs, resulting from an increased headcount in research and development; and (ii) increased server costs, resulting from higher user traffic.

●	General and administrative expenses increased by 88.5% to RMB277.5 million (US$39.9 million), or 2.4% of total revenues, from RMB147.2 million, or 1.1% of total revenues, in the full year of 2018, which was mainly due to the same factors that led to the quarterly increase.

Loss from operations was RMB298.4 million (US$42.9 million), compared with RMB99.4 million in the full year of 2018.

Net loss was RMB123.8 million (US$17.8 million), compared with RMB56.3 million in the full year of 2018.

Adjusted net income5 was RMB4.4 million (US$0.6 million), compared with an adjusted net loss of RMB2.0 million in the full year of 2018.

Basic and diluted net loss per share attributable to ordinary shareholders was RMB0.91 (US$0.13), compared with RMB1.98 in the full year of 2018.

Recent Developments

Starting in January 2020, the Company further refined its membership enrollment system by allowing any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. If the user meets a certain cumulative spending threshold or certain other requirements during the initial one-year period, the user may extend his or her membership for an extra year. The Company may further refine and develop its membership enrollment and benefits system to expand its membership base and encourage existing members to extend the length of their memberships by making purchases on the Company’s platform.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Tuesday, March 24, 2020, at 7:30 AM Eastern Time or 7:30 PM Beijing/Hong Kong Time to discuss its earnings.

Dial-in numbers for the live conference call are as follows:

United States Toll Free	+1-866-519-4004
International	+65-6713-5090
China Domestic	400-620-8038
Hong Kong	+852-3018-6771
Conference ID	3258766

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	3258766

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company's e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Xinran Rao

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,519,146	883,369	126,888
Restricted cash	46,100	84,374	12,120
Short-term investments	1,099,394	774,736	111,284
Accounts receivable, net	7,436	28,527	4,098
Advance to suppliers	48,516	87,289	12,538
Inventories, net	675,543	428,322	61,524
Amounts due from related parties	377	6,830	981
Prepaid expenses and other current assets	410,439	567,432	81,507

Total current assets	3,806,951	2,860,879	410,940

Non-current assets
Property and equipment, net	36,954	45,344	6,513
Long-term investments	16,999	198,860	28,565
Deferred tax assets	56,640	97,792	14,047
Operating lease right-of-use assets, net[6]	—	43,043	6,183
Other non-current assets	1,255	56,281	8,084

Total non-current assets	111,848	441,320	63,392

Total assets	3,918,799	3,302,199	474,332

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Accounts payable	1,432,274	741,959	106,576
Deferred revenue	546,975	181,828	26,118
Incentive payables to members	421,945	384,486	55,228
Refund payable to members[7]	396,024	26,883	3,862
Member management fees payable	108,384	78,355	11,255
Other payable and accrued liabilities	197,962	349,111	50,147
Amounts due to related parties	11,445	18,296	2,628
Operating lease liabilities - current[6]	—	17,559	2,522

Total current liabilities	3,115,009	1,798,477	258,336

Non-current liabilities
Operating lease liabilities[6]	—	27,734	3,984
Deferred tax liabilities	197	11,329	1,627

Total non-current liabilities	197	39,063	5,611

Total Liabilities	3,115,206	1,837,540	263,947

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$

Mezzanine equity	4,914,048	—	—

Shareholders’ (deficits)/equity
Ordinary shares (US$0.000005 par value, 9,104,783,248 shares and 20,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively; 1,151,400,000 shares issued and outstanding as of December 31, 2018; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued as of December 31, 2019; 1,179,445,572 Class A ordinary shares and 949,960,000 Class B ordinary shares outstanding as of December 31, 2019)	36	70	10
Less:Treasury stock (nil and 29,385,650 shares as of December 31, 2018 and December 31, 2019, respectively)	—	(96,669)	(13,886)
Additional paid-in capital	—	7,255,404	1,042,174
Statutory reserve	8,504	11,633	1,671
Accumulated other comprehensive income	55,565	88,863	12,764
Accumulated deficit	(4,180,922)	(5,805,332)	(833,884)
Total Yunji Inc. shareholders’ (deficit)/equity	(4,116,817)	1,453,969	208,849
Non-controlling interests	6,362	10,690	1,536
Total shareholders’ (deficit)/equity	(4,110,455)	1,464,659	210,385
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,918,799	3,302,199	474,332

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2018	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	3,517,156	2,124,583	305,177	11,388,425	10,548,322	1,515,171
Membership program revenue	930,180	145,907	20,958	1,552,437	776,839	111,586
Marketplace revenue[8]	—	169,205	24,305	—	311,914	44,804
Other revenues	18,521	9,659	1,387	74,363	34,949	5,020
Total revenues	4,465,857	2,449,354	351,827	13,015,225	11,672,024	1,676,581
Operating cost and expenses:
Cost of revenues	(3,658,975)	(1,854,906)	(266,441)	(10,706,596)	(9,249,474)	(1,328,604)
Fulfilment	(373,869)	(194,495)	(27,938)	(1,162,051)	(965,883)	(138,741)
Sales and marketing	(343,799)	(306,481)	(44,023)	(955,128)	(1,187,462)	(170,568)
Technology and content	(53,564)	(74,877)	(10,755)	(143,645)	(315,167)	(45,271)
General and administrative	(33,181)	(86,542)	(12,431)	(147,208)	(277,487)	(39,859)
Total operating cost and expenses	(4,463,388)	(2,517,301)	(361,588)	(13,114,628)	(11,995,473)	(1,723,043)
Other operating income	—	13,554	1,947	—	25,047	3,598
Income/(loss) from operations	2,469	(54,393)	(7,814)	(99,403)	(298,402)	(42,864)
Financial income, net	15,727	38,528	5,534	46,068	121,370	17,434
Foreign exchange income/(loss), net	(13,731)	(4,558)	(655)	(685)	(12,397)	(1,781)
Other non-operating income, net	530	10,782	1,549	7,048	52,096	7,483
Income/(Loss) before income tax expense, and equity in income/(loss) of affiliates, net of tax	4,995	(9,641)	(1,386)	(46,972)	(137,333)	(19,728)
Income tax (expense)/benefit	(13,919)	4,812	691	(12,346)	16,720	2,402
Equity in income/(loss) of affiliates, net of tax	358	(85)	(13)	2,992	(3,221)	(463)
Net loss	(8,566)	(4,914)	(708)	(56,326)	(123,834)	(17,789)
Less: net income/(loss) attributable to non-controlling interests shareholders	771	(417)	(60)	3,362	1,928	277
Net loss attributable to YUNJI INC.	(9,337)	(4,497)	(648)	(59,688)	(125,762)	(18,066)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED) (All amounts in thousands, except for share and per share data, unless otherwise noted)
	For the Three Months Ended			For the Year Ended
	December 31, 2018	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	(680,236)	—	—	(2,187,633)	(1,532,013)	(220,060)
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	—	(60,796)	—	—
Deemed dividend from preferred shareholders	—	—	—	107	—	—
Net loss attributable to ordinary shareholders	(689,573)	(4,497)	(648)	(2,308,010)	(1,657,775)	(238,126)
Net loss	(8,566)	(4,914)	(708)	(56,326)	(123,834)	(17,789)
Other comprehensive income/(loss)
Foreign currency translation adjustment	1,746	(19,353)	(2,780)	55,565	33,298	4,783
Total comprehensive loss	(6,820)	(24,267)	(3,488)	(761)	(90,536)	(13,006)
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	771	(417)	(60)	3,362	1,928	277
Total comprehensive loss attributable to YUNJI INC.	(7,591)	(23,850)	(3,428)	(4,123)	(92,464)	(13,283)
Net loss attributable to ordinary shareholders	(689,573)	(4,497)	(648)	(2,308,010)	(1,657,775)	(238,126)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,151,400,000	2,145,378,511	2,145,378,511	1,165,136,438	1,818,487,917	1,818,487,917
Net loss per share attributable to ordinary shareholders
Basic	(0.60)	(0.002)	(0.0003)	(1.98)	(0.91)	(0.13)
Diluted	(0.60)	(0.002)	(0.0003)	(1.98)	(0.91)	(0.13)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION (All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2018	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	1,703	1,075	155	4,434	10,562	1,517
General and administrative	13,672	19,762	2,839	41,932	79,011	11,349
Fulfillment	1,460	1,230	177	4,742	8,740	1,255
Sales and marketing	966	8,161	1,172	3,192	29,884	4,293
Total	17,801	30,228	4,343	54,300	128,197	18,414

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES (All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2018	December 31, 2019		December 31, 2018	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Income/(Loss):
Net loss	(8,566)	(4,914)	(708)	(56,326)	(123,834)	(17,789)
Add: Share-based compensation	17,801	30,228	4,343	54,300	128,197	18,414
Adjusted net income/(loss)	9,235	25,314	3,635	(2,026)	4,363	625

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9618 to US$1.00, the exchange rate in effect as of the end of December 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.	“GMV” refers to the total value of all orders paid and shipped for merchandise sold on Yunji’s platform, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. Yunji’s revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Yunji’s revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.

3.	“Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.	“Member” refers to an individual who registers an account on Yunji app and satisfies certain requirements such as purchasing a membership package or meeting certain requirements..

5.	Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

6.	The Company adopted ASU No. 2016-02 and ASU No.2018-11, “Leases,” beginning January 1, 2019 and elected to utilize the transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were required. The adoption of the new guidance did not have a material effect on the Company’s results of operations, financial condition or liquidity.

7.	The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. On a quarterly basis, the Company revisits the estimation with a consistently applied approach and the most up-to-date data. The balance of Refund payable to members reflected the best estimation of the Company as of December 31, 2019, and the decrease as compared to the balance as of December 31, 2018 was consistent with the Company’s understanding of its members’ referral behavior given that an increasing number of non-member users became members and decrease of refunds payable to members of RMB52.1 million and RMB379.4 million resulting from a change in the estimated amount of that liability, which represented a positive revenue and income/(loss) from operations impact for the fourth quarter and full year of 2019, respectively.

8.	In the first quarter of 2019, the Company launched its marketplace business model, allowing third-party merchants to sell their products on the platform and pay commissions on their sales to the Company. The revenues from marketplace business is recognized on a net basis.